                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                              (Amendment No. 1)*

                                RULE 13D - 2(a)

                          First State Bancorporation
________________________________________________________________________________
                               (Name of Issuer)


                          Common Stock no. par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                  336453105
        _______________________________________________________________
                                (CUSIP Number)

                          Robert M. Smither, Jr.
                          14 South Swinton Avenue
                          Delray Beach, Florida 33444
                          (561) 243-2400
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                July 20, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. (See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.336453105                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Dharma Properties, Inc.
                65-0744744
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Florida
------------------------------------------------------------------------------
                          SOLE VOTING POWER

 7    NUMBER OF
                                214,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
 8  BENEFICIALLY
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
 9
    REPORTING                   214,300

      PERSON       -----------------------------------------------------------
10                          SHARED DISPOSITIVE POWER
       WITH
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                214,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                               [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                6.26%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.336 453105                                      PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Thomas E. Worrell, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                None
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER

 7    NUMBER OF
                                214,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
 8  BENEFICIALLY
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
 9
    REPORTING                   214,300

      PERSON       -----------------------------------------------------------
10                          SHARED DISPOSITIVE POWER
       WITH
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                214,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                               [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                6.26%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                IN
------------------------------------------------------------------------------

CUSIP No. 336453105                     13D                        Page 4 of 6




Item 1.  Security and Issuer
----------------------------
This statement relates to the Common Stock no par value ("Common Stock") of First State Bancorporation (the "Issuer"). The name and address of the principal executive offices of the Issuer as follows:

        First State Bancorporation
        7900 Jefferson NE
        Albuquerque, New Mexico 87109


Item 2.  Identity and Background
---------------------------------
This statement is being filed by Thomas E. Worrell, Jr. ("Mr. Worrell") and the following entities which he directly or indirectly controls. Dharma Properties, Inc. a Florida corporation ("DPI") which manages real estate is the record owner of the shares. DPI is wholly owned by The Ares Trust, a grantor trust which is beneficially owned by Mr. Worrell. The business address of all parties is 14 South Swinton Avenue, Delray Beach, Fl. 33444


The executive officers and directors of DPI and their principal occupations are set forth below.

Name                      Title                      Principal Occupation
----                      -----                      --------------------

Thomas E. Worrell, Jr.    Director / Chairman        Director and CEO of
                                                     numerous businesses
                                                     including several real
                                                     estate companies. He is the
                                                     beneficial owner of all
                                                     shares of reporting person

Simon Harvey              President                  Chief Operating Officer
                                                     of Dharma Properties, Inc.

Robert M. Smither, Jr.    Director/Vice President    CFO of numerous businesses
                          Secretary/Treasurer        including several real
                                                     estate companies.


All of such persons are citizens of the United States, except Simon Harvey, who is a citizen of Great Britain. The address of all such persons is c/o DPI at the address set forth above. During the last five years none of such persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
The source of funds used by DPI to purchase Common Stock was working capital.

CUSIP No. 336453105                  13D                    Page 5 of 6


Item 4.  Purpose of Transaction.
--------------------------------
The Reporting Persons have acquired the Shares for investment purposes and as set forth below:


(a) The Reporting Persons may acquire additional Shares or dispose of some or all of its Shares.

(b)  None.

(c)  None.

(d) The Reporting Persons have requested that the Issuer consider adding Robert M. Smither, Jr. to its board of directors.

(e)  None.

(f)  None.

(g)  None.

(h)  None.

(i)  None.

(j)  None.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------
(a) The aggregate number of Shares of the Issuer owned by the Reporting Persons on July 20, 1999 was 214,300 and the percentage of the outstanding Shares of the Issuer owned by the Reporting Persons as of such date (based upon information provided by the Issuer, there are 3,424,731 Shares outstanding as of this date) was 6.26%.

(b) The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 214,300 Shares.

(c) The only transactions of the Reporting Persons during the past 60 days were the following acquisitions in the open market.


     Date           Shares Purchased              Price Per Share
     ----           ----------------              ---------------
     7/12/99             10,000                         21.44
     7/15/99              5,000                         21.98
     7/20/99             20,000                         24.21

CUSIP No 336453105              13D                     Pages 6 of 6

Item 6. Contacts Arrangements, Understandings or Relationships to Securities of Issuer
-----------------------------------------------------------------------------
None.

Item 7. Material to be Filed as Exhibits.
------------------------------------------
None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dharma Properties, Inc.


/s/ Robert M. Smither, Jr.
----------------------------------
Robert M. Smither, Jr.
Vice President / Secretary / Treasurer







Thomas E. Worrell, Jr.


/s/ Thomas E. Worrell, Jr.
----------------------------------